June 9, 2016

Mr. Eric McPhee
Senior Accountant
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549

Re:	iStar Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
File No. 0001‑15371
Dear Mr. McPhee:
On behalf of iStar Inc. (the “Company” or “we”), set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated May 25, 2016 (the “May 25 Letter”), with respect to the Company's Form 10-K for the year ended December 31, 2015 (the “Form 10-K”). For the convenience of the Staff, the comment from the May 25 Letter is restated in italics prior to the Company’s response to such comment.
Form 10-K for the fiscal year ended December 31, 2015
Note 4. Real Estate, page 66
Dispositions, page 67

1.
Please provide us with a detailed discussion of the sale of a leasehold interest in a commercial operating property that resulted in a ground lease, a lease incentive asset and a deferred gain, including the details of the transaction and the basis for your accounting.

Response:
The Company previously owned One Detroit Center, a 43-story Class A+ commercial operating property. The Company marketed the property for sale and solicited bids from potential buyers for a sale of the entire property, or alternatively, for the sale of a leasehold interest in which the Company would retain the land and

1114 Avenue of the Americas
New York, NY 10036
T 212 930 9400
www.istar.com

June 9, 2016

enter into a ground lease with the buyer. The Company received initial bids as high as $145 million for the entire property from market participants. However, the Company determined that it was more advantageous economically to accept a below market purchase price for the leasehold interest combined with an above market long-term ground lease. The combined value of the leasehold interest sales price and the discounted cash flows from the lease payments was $180 million, representing a $35 million increase from the highest initial bid for the property. At the time of sale, the Company's basis in the property was $132 million.

In March 2015, the Company sold its leasehold interest at the property and received net proceeds of approximately $93.5 million while simultaneously entering into a non-cancellable 99-year ground lease with an initial annual rent of $2.5 million, which contractually increases annually. In exchange for an above market ground lease, the Company agreed to sell the leasehold interest for a below market price. The substance of the transaction was that the day one consideration received by the Company was supplemented by the above market contractual ground rent which the Company will receive over the term of the 99-year ground lease arrangement. The execution of the ground lease based on the stated contractual terms was highly dependent on the sales price of the leasehold interest. Accordingly, the sale of the leasehold interest and the execution of the ground lease agreement are effectively inter-dependent.

The Company considered the sale of real estate with a corresponding ground lease guidance per Accounting Standards Codification (“ASC”) 360-20 “Real Estate Sales” and the lease incentive guidance per ASC 840-20 “Operating Leases.” The Company first evaluated the transaction pursuant to ASC 360-20-40-56 through 360-20-40-59 which addresses situations where a seller sells the leasehold interest but retains and leases the ground. However, the Company determined that the intent of the guidance in ASC 360-20 is to prevent a seller from agreeing to a below market lease in order to recognize a larger gain on sale. While ASC 360-20 does not address the inverse scenario whereby the seller effectively trades upfront sales proceeds in exchange for an above market long term lease, the Company believes the accounting treatment under ASC 360-20 would not appropriately reflect the true economic substance of the sale and resulting ground lease given the facts and circumstances of the transaction. The agreed upon sales price of the leasehold interest is below market in exchange for ground lease payments which are structured at significantly above market rates, which effectively supplements the sales value attributed to the leasehold interest.

The Company also evaluated the transaction pursuant to ASC 840-20-25-6 through 840-20-25-7, which states the following:

ASC 840-20-25-7 states that lease incentives include both of the following:
a.Payments made to or on behalf of the lessee;
b.Losses incurred by the lessor as a result of assuming a lessee's preexisting lease with a third party. In that circumstance, the new lessor and the lessee shall independently estimate any loss attributable to that assumption. For example, the lessee's estimate of the incentive could be based on a comparison of the new lease with the market rental rate available for similar lease property or the market rental rate from the same lessor without the lease assumption. The lessor shall estimate any loss based on the total remaining costs reduced by the expected benefits from the sublease or use of the assumed leased property.

As noted above, the authoritative literature indicates that payments made to / on behalf of the lessee and/or losses incurred by the lessor as a result of assuming a lessee’s preexisting lease with a third party should be deferred and amortized as a reduction to rental revenue over the life of the lease by the lessor. This is because the lessor effectively expended cash or suffered a loss in order to incentivize the lessee into executing a lease, which typically would not be executed by the lessee otherwise.

June 9, 2016

The Company determined that the lease incentive concept is appropriate for this transaction because the Company accepted a below market price for the leasehold interest in exchange for the lessee signing a ground lease at substantially higher rents when compared to market. The Company would not have executed the sale of the leasehold interest at this price had the terms of the ground lease arrangement not been substantially above market. This is further supported by the initial bids for the property which exceeded its carrying value. Additionally, the buyer would not have executed the ground lease arrangement had the price of the leasehold interest not been substantially below market. Therefore, the buyer was essentially incentivized to enter the ground lease contract.

Applying this guidance to this transaction’s facts and circumstances results in the recording of a deferred lease incentive asset, representing the difference between the fair value of the asset sold (the leasehold interest) and the consideration received from the sale (the net proceeds). In order to measure the fair value of the lease incentive asset, the Company had to establish the fair value of the leasehold interest separately from the land.
The Company obtained an independent broker opinion of value to support the property valuation (land and leasehold interest combined) and the independent broker determined the property valuation to be in the range of $145.0 million to $150.0 million and the land valuation to be in the range of $15.0 million to $20.0 million.
Based upon the above ranges, the Company determined a value for the leasehold interest of $133.5 million. This amount represents the midpoint of the range determined by the independent broker of $147.5 million for the property value less $17.5 million representing the midpoint of the range for the land, inclusive of an additional $3.5 million of capitalized improvements expended by the Company prior to the sale.

As such, the Company determined that the amount of the lease incentive asset was $38.1 million, which represented the $133.5 million value of the leasehold interest less approximately $95.4 million of net cash proceeds received. This excludes the effect of $1.9 million of transaction costs which reduced the deferred gain as discussed below.

ASC 840-20-25-6 states that lease incentives shall be recognized as reductions of rental expense by the lessee (reductions in rental revenue by the lessor) on a straight-line basis over the term of the new lease in accordance with paragraphs 840-20-25-1 through 25-2.

The lease incentive asset is amortized as a reduction to lease income in accordance with ASC 840-20-25-6 over the life of the non-cancellable lease term of 99 years.

In addition, the Company recorded a deferred gain of $5.3 million, which represented the $133.5 million value of the leasehold interest less $126.3 million of leasehold interest carrying value less approximately $1.9 million of transaction costs. The Company concluded that recognition of the gain would not be appropriate until the cost basis of the leasehold interest is fully recovered through the combination of the initial net sales proceeds and the amortization of the deferred lease incentive. At that point the gain will be amortized as an increase in rental revenue over the remaining life of the non-cancellable lease term. The Company concluded this accounting treatment is appropriate taking into consideration that the reason the gain exists is because of the deferred lease incentive.

Considering the specific facts and circumstances and unique nature of this transaction, the Company effectively entered into a transaction whereby it reduced the sales price of the leasehold interest in order to obtain an above market ground lease arrangement. Considering the clear interdependence between the two transactions, as well as the gain the Company could have realized had the Company sold the leasehold interest at the market bids it received, the Company determined it would not be appropriate to record a loss due to the form of the transaction. Therefore, accounting for the difference between the sales price and the fair value of the leasehold interest as of the date of sale as a deferred lease inducement asset, and amortizing that asset

June 9, 2016

as a reduction to rental income over the lease term, will align the revenue recognition to the economics of the ground lease had the lease been executed at market, and is the most appropriate reflection of this transaction.

*    *    *    *    *
In connection with responding to the Staff’s comments, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have been responsive to the Staff's comments. If you have any questions, please do not hesitate to contact me.
Very truly yours,
/s/ David DiStaso
David DiStaso
Chief Financial Officer (principal financial and accounting officer)

cc:    Kathleen L. Werner, Clifford Chance US LLP

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